FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 August 2011

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
2011 INTERIM CONSOLIDATED RESULTS - HIGHLIGHTS

•	Net operating income before loan impairment charges and other credit risk provisions up 17% to HK$73,456m (HK$62,827m in the first half of 2010).

•	Pre-tax profit up 20% to HK$46,234m (HK$38,575m in the first half of 2010).

•	Attributable profit up 20% to HK$34,292m (HK$28,675m in the first half of 2010).

•	Return on average shareholders' equity of 22.5% (22.8% in the first half of 2010).

•	Assets up 9% to HK$5,497bn (HK$5,040bn at the end of 2010).

•	Cost efficiency ratio of 45.2% (44.0% for the first half of 2010).

Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. The abbreviations 'HK$m' and 'HK$bn' represent millions and billions (thousands of millions) of Hong Kong dollars respectively.

Comment by Stuart Gulliver, Chairman

Asian economies started 2011 with robust economic and trade growth, while there were signs of economic recovery commencing in the US and Europe, led by Germany. However, the second quarter saw some changes, with demand from mainland China weakening and a slowing of the global trade cycle, exacerbated by the tragic earthquake in Japan. Investor concerns over sovereign debt levels have also dented confidence. In this environment, we have maintained a vigilant eye on risk and, although we continue to see good opportunities to grow lending in Asia, we anticipate more measured growth during the second half overall. We expect an easing of inflation pressures and successful policy tightening in mainland China to pave the way for a stabilisation of sustainable economic growth.

During the first half of 2011, The Hongkong and Shanghai Banking Corporation Limited performed strongly, achieving record profits of HK$46,234m, an increase of 20% compared with the first half of 2010. Growth was broadly based across the region, with the Rest of Asia-Pacific performing particularly well, delivering over half of group profits, reflecting our investments of recent years. In Hong Kong the economy maintained robust growth, driven by demand from mainland China and the domestic sector, although inflation has become an increasing concern. Despite upward pressures on wages, we maintained strong management of costs, which although higher than in the first half of 2010, were 4% lower than in the second half.

We continued to grow loans and advances to customers, which increased by 13% in Hong Kong and 11% in the Rest of Asia-Pacific since year end. We maintained our focus on good quality lending and growth in risk weighted assets was lower than that of loans. The net interest margin remained broadly stable; while deposit spreads saw some improvement in countries where interest rates rose, asset spreads narrowed as competition increased. Our drive to grow non-interest income continued to yield successful results across a broad range of products and services, including trade-related fees, payments and cash management, foreign exchange, increased sales of wealth management products and fees on funds under management.

Despite global uncertainties, our focus on meeting the needs of existing customers, combined with a cautious approach to risk management, led to further improvement in asset quality and loan impairment charges during the first half of 2011 reached an exceptionally low level. In our Hong Kong residential mortgage book, loan to value ratios remain low both on new lending and also on the book overall. While we are not seeing signs of deterioration in asset quality across our markets in Asia, our approach to managing and limiting risk continues to be one of caution and vigilance.

The internationalisation of the renminbi (RMB) gathered momentum during the first half and HSBC consolidated its position as a leader in the provision of RMB denominated offerings. New product and service launches included the RMB business card, autopay, cashier order and the HSBC Offshore Renminbi Bond Index. RMB deposits and trade settlement volumes showed good growth and, at the end of the period, we offered RMB trade settlement in over 50 markets. We held the highest market share as book-runner of offshore RMB bonds during the period and were joint lead arranger for the first offshore RMB equity IPO. As the market grows and matures, we are starting to see some signs of demand for RMB denominated loans to finance trade.

In Retail Banking and Wealth Management ('RBWM') profits increased by 20%. We continued to generate good returns and focused on expanding our sales capacity with the addition of over 750 new relationship managers. In Hong Kong, we maintained our No.1 market position in deposits, cards and mortgages and mortgage balances saw growth of 7%. In the Rest of Asia-Pacific, profits more than doubled and India recorded a significant improvement in performance as our strategy of improving efficiency and growing our mortgage and wealth business delivered encouraging results. Across the region, margins began to improve, while fee income grew, boosted by higher insurance and wealth revenues. Loan impairments reduced and, following reductions in unsecured balances in a number of markets, the book is well positioned for any future stresses.

In Commercial Banking ('CMB') profits growth remained strong, at 23% in Hong Kong and 42% in the Rest of Asia-Pacific. Customer demand for both loans and non-interest products continued at high levels, particularly in Hong Kong, and we grew deposits. We continued to focus on connecting customers in their trade activities across borders and fee income grew by 21% with strong growth in trade revenues, foreign exchange and payments and cash management. Cross-border business continued to increase, with particularly strong growth between Hong Kong and mainland China. Growth in lending across the region was predominantly in trade finance and we maintained a strong focus on asset quality, evidenced by a low charge for loan impairments.

Global Banking and Markets ('GB&M') maintained good momentum and delivered business progress across all product areas. Loan growth remained strong and we grew profits by 15% while continuing to invest in growing core businesses including our equities platform. During the first half we completed a number of landmark Hong Kong and mainland China equity capital markets deals. In debt capital markets we maintained our No.1 market position in several categories including Asia-Pacific ex-Japan, Asian local currency bonds, Hong Kong bonds and offshore RMB bonds. During the period we achieved widespread market recognition and gained several prestigious awards, including Asiamoney's Best Bank award, FinanceAsia's Best Bank in Hong Kong, Euromoney's Best Flow House, Risk Adviser and Debt House in Asia and Global Trade Review's award for Best Export Finance Bank in Asia-Pacific.

Insurance generated another period of good results, with strong growth in revenues and new business premiums. In Hong Kong we maintained our leading market shares in Life new business annualised premiums at 27% and in total in-force Life business at 22%. We also maintained our top position in assets managed under the Mandatory Provident Fund, with almost a third of the market. Increased demand for wealth products boosted revenues in Singapore and Malaysia.

While the global economy faces considerable challenges and growth is likely to slow further during the second half, Asia's fundamentals remain strong and the region is well-positioned to continue to develop intra-regional trade and business flows. With its unrivalled network and expertise, I believe that HSBC is very well placed to connect and support our retail and commercial customers as they seek to expand their international activities.

Results by Geographical Region
Geographical regions	Hong Kong	Rest of Asia- Pacific	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2011

Net interest income	16,872	18,845	(2)	35,715

Net fee income	11,754	8,185	-	19,939

Net trading income	4,362	6,442	2	10,806

Net income from financial instruments designated at fair value	309	39	-	348

Gains less losses from financial investments	247	(178)	-	69

Dividend income	543	2	-	545

Net earned insurance premiums	20,216	2,666	-	22,882

Other operating income	7,151	1,256	(2,219)	6,188

Total operating income	61,454	37,257	(2,219)	96,492

Net insurance claims incurred and movement in policyholders' liabilities	(20,953)	(2,083)	-	(23,036)

Net operating income before loan impairment charges and other credit risk provisions	40,501	35,174	(2,219)	73,456

Loan impairment charges and other credit risk provisions	(186)	(802)	-	(988)

Net operating income	40,315	34,372	(2,219)	72,468

Operating expenses	(17,699)	(17,705)	2,219	(33,185)

Operating profit	22,616	16,667	-	39,283

Share of profit in associates and joint ventures	243	6,708	-	6,951

Profit before tax	22,859	23,375	-	46,234

Share of profit before tax	49.4%	50.6%	-	100%

Net advances to customers	1,193,969	930,218	-	2,124,187

Total assets	3,574,763	2,313,617	(391,321)	5,497,059

Customer accounts	2,220,666	1,230,011	-	3,450,677

Geographical regions	Hong Kong	Rest of Asia- Pacific	Intra- segment elimination	Total
	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2010

Net interest income	14,964	14,316	29	29,309

Net fee income	9,882	6,811	-	16,693

Net trading income	4,380	5,803	(29)	10,154

Net income from financial instruments designated at fair value	4	9	-	13

Gains less losses from financial investments	979	305	-	1,284

Dividend income	110	218	-	328

Net earned insurance premiums	17,494	1,538	-	19,032

Other operating income	5,159	1,141	(2,254)	4,046

Total operating income	52,972	30,141	(2,254)	80,859

Net insurance claims incurred and movement in policyholders' liabilities	(16,858)	(1,174)	-	(18,032)

Net operating income before loan impairment charges and other credit risk provisions	36,114	28,967	(2,254)	62,827

Loan impairment charges and other credit risk provisions	(487)	(1,467)	-	(1,954)

Net operating income	35,627	27,500	(2,254)	60,873

Operating expenses	(14,695)	(15,183)	2,254	(27,624)

Operating profit	20,932	12,317	-	33,249

Share of profit in associates and joint ventures	89	5,237	-	5,326

Profit before tax	21,021	17,554	-	38,575

Share of profit before tax	54.5%	45.5%	-	100.0%

Net advances to customers	854,435	698,129	-	1,552,564

Total assets	3,076,607	1,888,245	(330,023)	4,634,829

Customer accounts	1,990,074	998,986	-	2,989,060

Results by Geographic Customer Group
Hong Kong
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2011

Net interest income/(expense)	9,774	4,867	3,899	(1,822)	154	16,872

Net fee income	7,066	2,767	1,843	78	-	11,754

Net trading income/(expense)	479	672	3,424	(58)	(155)	4,362

Net income/(loss) from financial instruments designated at fair value	502	(207)	14	(1)	1	309

Gains less losses from financial investments	-	-	153	94	-	247

Dividend income	1	4	84	454	-	543

Net earned insurance premiums	17,075	3,066	75	-	-	20,216

Other operating income	2,915	641	179	4,311	(895)	7,151

Total operating income/(expense)	37,812	11,810	9,671	3,056	(895)	61,454

Net insurance claims incurred and movement in policyholders' liabilities	(18,236)	(2,658)	(59)	-	-	(20,953)

Net operating income/ (expense) before loan impairment charges and other credit risk provisions	19,576	9,152	9,612	3,056	(895)	40,501

Loan impairment (charges)/ releases and other credit risk provisions	(300)	(56)	170	-	-	(186)

Net operating income/ (expense)	19,276	9,096	9,782	3,056	(895)	40,315

Operating expenses	(6,939)	(2,687)	(4,915)	(4,053)	895	(17,699)

Operating profit/(loss)	12,337	6,409	4,867	(997)	-	22,616

Share of profit in associates and joint ventures	24	10	7	202	-	243

Profit/(loss) before tax	12,361	6,419	4,874	(795)	-	22,859

Share of profit before tax	26.7%	13.9%	10.5%	(1.7)%	-	49.4%

Net advances to customers	420,233	455,490	304,471	13,775	-	1,193,969

Customer accounts	1,366,892	581,805	267,310	4,659	-	2,220,666

Hong Kong
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2010

Net interest income/(expense)	10,005	3,920	3,396	(1,924)	(433)	14,964

Net fee income	5,693	2,367	1,754	68	-	9,882

Net trading income	431	410	3,070	36	433	4,380

Net income/(loss) from financial instruments designated at fair value	(505)	178	323	8	-	4

Gains less losses from financial investments	(5)	-	499	485	-	979

Dividend income	-	3	1	106	-	110

Net earned insurance premiums	14,574	2,855	65	-	-	17,494

Other operating income	1,763	208	188	3,937	(937)	5,159

Total operating income/ (expense)	31,956	9,941	9,296	2,716	(937)	52,972

Net insurance claims incurred and movement in policyholders' liabilities	(14,400)	(2,407)	(51)	-	-	(16,858)

Net operating income/ (expense) before loan impairment charges and other credit risk provisions	17,556	7,534	9,245	2,716	(937)	36,114

Loan impairment (charges)/ releases and other credit risk provisions	(324)	(13)	(152)	2	-	(487)

Net operating income/ (expense)	17,232	7,521	9,093	2,718	(937)	35,627

Operating expenses	(6,051)	(2,299)	(3,806)	(3,476)	937	(14,695)

Operating profit/(loss)	11,181	5,222	5,287	(758)	-	20,932

Share of profit in associates and joint ventures	18	(5)	-	76	-	89

Profit/(loss) before tax	11,199	5,217	5,287	(682)	-	21,021

Share of profit before tax	29.0%	13.5%	13.7%	(1.7)%	-	54.5%

Net advances to customers	351,372	289,563	198,587	14,913	-	854,435

Customer accounts	1,286,761	494,979	203,573	4,761	-	1,990,074

Rest of Asia-Pacific
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Private Banking	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2011

Net interest income/(expense)	6,936	4,514	7,752	80	405	(842)	18,845

Net fee income	3,449	2,019	2,670	84	(37)	-	8,185

Net trading income/(expense)	387	584	4,899	37	(307)	842	6,442

Net income/(loss) from financial instruments designated at fair value	56	14	4	-	(35)	-	39

Gains less losses from financial investments	(2)	11	(181)	-	(6)	-	(178)

Dividend income	(1)	-	-	-	3	-	2

Net earned insurance premiums	1,753	913	-	-	-	-	2,666

Other operating income	547	246	251	4	430	(222)	1,256

Total operating income/(expense)	13,125	8,301	15,395	205	453	(222)	37,257

Net insurance claims incurred and movement in policyholders' liabilities	(1,345)	(738)	-	-	-	-	(2,083)

Net operating income/(expense) before loan impairment charges and other credit risk provisions	11,780	7,563	15,395	205	453	(222)	35,174

Loan impairment (charges) /releases and other credit risk provisions	(874)	40	32	-	-	-	(802)

Net operating income/(expense)	10,906	7,603	15,427	205	453	(222)	34,372

Operating expenses	(9,119)	(3,574)	(4,721)	(187)	(326)	222	(17,705)

Operating profit/(loss)	1,787	4,029	10,706	18	127	-	16,667

Share of profit in associates and joint ventures	836	4,216	1,645	-	11	-	6,708

Profit/(loss) before tax	2,623	8,245	12,351	18	138	-	23,375

Share of profit before tax	5.7%	17.8%	26.8%	-	0.3%	-	50.6%

Net advances to customers	324,579	281,181	315,012	8,058	1,388	-	930,218

Customer accounts	462,314	311,184	438,547	16,886	1,080	-	1,230,011

Rest of Asia-Pacific
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Private Banking	Other	Intra- segment elimination	Total
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Period ended 30 June 2010

Net interest income/(expense)	5,865	3,347	5,576	56	214	(742)	14,316

Net fee income	2,926	1,586	2,262	75	(38)	-	6,811

Net trading income/(expense)	275	478	4,351	21	(64)	742	5,803

Net income/(loss) from financial instruments designated at fair value	18	8	(3)	-	(14)	-	9

Gains less losses from financial investments	2	26	243	-	34	-	305

Dividend income	-	-	-	-	218	-	218

Net earned insurance premiums	1,335	203	-	-	-	-	1,538

Other operating income	411	411	127	5	416	(229)	1,141

Total operating income/(expense)	10,832	6,059	12,556	157	766	(229)	30,141

Net insurance claims incurred and movement in policyholders' liabilities	(1,028)	(146)	-	-	-	-	(1,174)

Net operating income/(expense) before loan impairment charges and other credit risk provisions	9,804	5,913	12,556	157	766	(229)	28,967

Loan impairment (charges) /releases and other credit risk provisions	(1,364)	80	(183)	-	-	-	(1,467)

Net operating income/(expense)	8,440	5,993	12,373	157	766	(229)	27,500

Operating expenses	(7,870)	(2,920)	(4,045)	(171)	(406)	229	(15,183)

Operating profit/(loss)	570	3,073	8,328	(14)	360	-	12,317

Share of profit in associates and joint ventures	693	2,753	1,397	-	394	-	5,237

Profit/(loss) before tax	1,263	5,826	9,725	(14)	754	-	17,554

Share of profit before tax	3.2%	15.1%	25.2%	-	2.0%	-	45.5%

Net advances to customers	243,877	204,743	241,792	6,388	1,329	-	698,129

Customer accounts	381,200	242,215	360,972	13,667	932	-	998,986

Results by Geographic Region

Hong Kong reported pre-tax profits of HK$22,859m compared with HK$21,021m in the first half of 2010, an increase of 9%.

The increase in profitability was driven by strong balance sheet growth from 2010 onwards, higher sales of wealth management products, an increase in underwriting fees and sales of trade-related products and the refinement of the calculation of the present value of in-force ('PVIF') asset on long-term insurance business. Staff and support costs rose, driven by an increase in business volumes and the need to maintain our strong competitive position.

We maintained our market leadership in Hong Kong in mortgages, deposits, credit cards and insurance. The robust growth in lending balances continued, increasing by 13% compared with 31 December 2010, while deposit balances grew by 3%.

We remain ideally positioned to capture cross-border opportunities, particularly with mainland China. CMB cross-border referrals between Hong Kong and mainland China increased by more than 50% and Premier referrals increased by 47%.

Collaboration between CMB and GB&M continued to meet the demands of fast growing mid-market companies, by providing foreign exchange and derivatives products as well as access to debt and equity markets to fund business growth.

We continued to bolster our position as a leading international RMB bank. We were appointed as joint lead arranger for Hong Kong's first RMB-denominated equity initial public offering ('IPO') and led the market in offshore RMB bond issuance. We were the first international bank to offer CMB customers a dedicated RMB Business Card in Hong Kong.

Net interest income was 13% higher than the first half of 2010, primarily due to strong loan growth, particularly in CMB and GB&M. This was partly offset by lower asset spreads in RBWM and CMB resulting from competitive pressures. Balance Sheet Management results remained strong.

The targeted expansion of our lending book reflected our balance sheet strength, together with continued strong economic growth and trade flows. The resultant increase in demand for credit saw significant increases in lending balances in CMB, notably in trade-related lending, as well as in GB&M. Average personal lending balances rose, primarily in residential mortgage lending as a result of the strong property market and our leadership in new mortgage business. The continued strength of the Hong Kong property market led the HKMA to introduce further prudential measures on loan to value ('LTV') ratios in June 2011, following similar measures taken in 2010. We continued to lend prudently and average LTV ratios were 51% on new residential mortgage draw-downs and an estimated 35% on the portfolio as a whole.

Asset spreads narrowed relative to the same period last year as a result of competitive pressures, particularly in trade-related and term lending and HIBOR-linked residential mortgages.

The strong results in Balance Sheet Management were attributable to increased duration in the overall portfolio, partly offset by reduced income resulting from the natural run-off of higher yielding positions.

Net fee income increased by 19%, primarily from increased sales of wealth management products in the low interest rate environment, particularly unit trusts, driven by improved investor sentiment and supported by an increase in sales staff in our wealth management business. In addition, fees from funds under management grew as a result of higher net inflows including the launch of two new funds in 2011. Underwriting fees also rose from our involvement in several significant IPOs, as did trade-related fees and remittances as transaction volumes increased driven by economic growth.

Net trading income reduced marginally. Revenue from foreign exchange trading increased due to higher levels of customer driven activity and successful capture of market volatility. The Rates and Equities businesses also performed well. This was more than offset by lower revenue in credit trading as credit spreads widened in some markets.

Net income from financial instruments designated at fair value rose by HK$305m, mainly due to investment gains in the first half of 2011 on assets held by the insurance business as equity markets improved, compared with revaluation losses in the same period last year. To the extent that these gains were attributed to policyholders, there was an offsetting change in 'Net insurance claims incurred and movement in liabilities to policyholders'. The revaluation losses on insurance assets in 2010 were offset by a revaluation gain on an unlisted equity investment.

Gains less losses from financial investments were 75% lower primarily due to the non-recurrence of significant gains on the sale of debt securities in the first half of 2010 in Balance Sheet Management, as well as the accounting gain recognised in 2010 on the reclassification of Bao Viet Holdings as an associate.

Net earned insurance premiums increased by 16% from the rise in sales of deferred annuity and unit-linked insurance products, reflecting increased demand. This growth in insurance sales resulted in a related increase in 'Net insurance claims incurred and movement in liabilities to policyholders'.

Other operating income increased by 39% to HK$7,151m primarily due to a refinement of the calculation of the present value of in-force ('PVIF') asset on long-term insurance business during the period, as explained more fully in note 5. In addition, life insurance sales were higher in the first half of 2011.

Loan impairment charges and other credit risk provisions decreased from HK$487m to HK$186m, driven by releases and recoveries in GB&M compared with a specific impairment charge in the same period in 2010. Though impairment charges are currently low, we maintain a cautious outlook on the credit environment and continue to focus on maintaining high levels of asset quality.

Operating expenses rose by 20% as business volumes grew. Staff costs increased due to wage inflation in a competitive market, increased headcount, particularly in front office functions to strengthen our sales capacity, and higher sales incentives, reflecting our strong business performance in the first half of 2011. Staff costs also rose due to an acceleration in the expense recognition for deferred bonus awards.

We continued to invest in building out our key capabilities most notably in equities, prime services and commodities. Marketing and support costs also increased in line with higher business volumes and ongoing product development. Although our cost efficiency ratio is already at a relatively low level in Hong Kong, we continue to focus on improving operational efficiency while maintaining market leadership and strong growth.

Rest of Asia-Pacific reported pre-tax profits of HK$23,375m compared with HK$17,554m in the first half of 2010, an increase of 33%.

The growth in profitability in the region in the first half of 2011 reflected strong lending and deposit growth coupled with widening deposit spreads, higher trade volumes and a growing demand for wealth management products. The contribution from our associates in mainland China also grew. Costs increased to support business growth and maintain our competitive position in the region.

We continued building a domestic franchise in mainland China where we are the leading foreign bank and now have 108 outlets, 16 rural bank outlets and 38 Hang Seng Bank outlets. We were awarded the 'Best International Trade Bank' by Trade Finance and the 'Best Foreign Commercial Bank' by FinanceAsia, reinforcing our strong corporate brand in mainland China. We continued to expand our renminbi ('RMB') services and now have trade capabilities across more than 50 countries and offer RBWM RMB services across 11 countries in Asia.

We used our international connectivity to capture trade, capital and wealth flows across the region and in particular with mainland China. Cross-border referrals between mainland China and the rest of the world increased by more than 50% as we continued to facilitate outbound and inbound flows, particularly with Hong Kong.

We continued to invest and build scale in the other key strategic markets of India, Singapore, Malaysia, Australia and Indonesia. The acquisition of Royal Bank of Scotland plc's commercial and retail businesses in India is expected to be finalised in the second half of 2011. In Malaysia, we are the leading foreign bank by total assets and size of branch network and HSBC Amanah was named the world's number one Sukuk underwriter.

Net interest income increased by 32% due to strong loan and deposit growth coupled with wider deposit spreads as base rates rose in certain countries, partly offset by lower asset spreads than the first half of 2010 from increased competition.

Average lending balances increased primarily in trade and term lending in GB&M and CMB due to a higher demand for credit as a result of improved trade and business volumes in the region. RBWM lending balances also rose, mainly in residential mortgages, most notably in Australia and Singapore, driven by local marketing campaigns and increased demand for credit.

Asset spreads narrowed compared to the same period last year, primarily due to increased market competition.

Customer deposit balances grew, principally in Australia, Malaysia, Singapore and mainland China reflecting an increase in customer numbers and strong economic conditions across the region.

Deposit spreads increased as interest rates rose in certain countries, primarily in mainland China, India and Malaysia. Balance Sheet Management income grew year on year, with increases seen in mainland China, driven by profit opportunities in the interbank market and the widening of onshore US dollar lending spreads, and in Singapore reflecting the higher return on short-term lending and balance sheet growth.

Net fee income rose by 20%. Trade-related fees and those arising on payments and cash management increased in CMB and GB&M, reflecting higher trade and transaction volumes in the region. Securities services fee income increased driven by higher volumes and a growth in assets under custody reflecting equity market performance. Fee income in RBWM also rose as a result of the increased demand for investment products, notably unit trusts, reflecting successful sales activity and improved investor sentiment and the expansion of the structured products business in mainland China.

Net trading income increased by 11%, primarily from higher foreign exchange trading revenues most notably in mainland China and Taiwan as increased market volatility led to higher client volumes and wider spreads.

Net income from financial instruments designated at fair value increased by HK$30m to HK$39m mainly due to higher revaluation gains on assets held by the insurance business, primarily in Singapore. To the extent that these higher investment gains were attributed to policyholders, there was a corresponding increase in 'Net insurance claims incurred and movement in liabilities to policyholders'.

Losses from financial investments were HK$178m compared with gains of HK$305m in the first half of 2010, due to fewer gains on disposals of debt securities, notably government bonds, coupled with an impairment loss on an equity investment in 2011.

Other operating income increased by 10% to HK$1,256m, largely due to a refinement of the PVIF asset calculation, discussed more fully in note 5, as well as higher life insurance sales in the region.

Net earned insurance premiums increased by 73% to HK$2,666m, largely due to higher sales of insurance products in the region most notably in Singapore and Malaysia. This was driven by successful sales initiatives and increased demand for wealth products as economic conditions in the region continue to grow. The growth in the insurance business resulted in a related 77% increase in 'Net insurance claims incurred and movement in liabilities to policyholders'.

Loan impairment charges and other credit risk provisions decreased from HK$1,467m to HK$802m as credit conditions throughout the region continued to improve. Loan impairment charges fell in RBWM, most notably in India as certain unsecured lending portfolios were managed down, and due to the non-recurrence of a specific impairment charge taken in GB&M in 2010. We maintain our cautious outlook on the credit environment and continue to focus on maintaining high levels of asset quality.

Operating expenses increased by 17% as volumes grew due to continued strong economic growth in the region. There was an increase in sales staff to support our continued business expansion in our key strategic markets and average wages rose, reflecting the increased demand for talent in the region.

Share of profit from associates and joint venturesincreased by 28%. A higher contribution from Bank of Communications was driven by strong loan growth, an improvement in spreads and an increase in fee-based revenue streams. Income from Industrial Bank increased as a result of loan growth.

Consolidated Income Statement
	Half-year ended 30 June 2011	Half-year ended 30 June 2010
	HK$m	HK$m

Interest income	50,677	40,108
Interest expense	(14,962)	(10,799)

Net interest income	35,715	29,309

Fee income	23,267	19,605
Fee expense	(3,328)	(2,912)

Net fee income	19,939	16,693

Net trading income	10,806	10,154
Net income from financial instruments designated at fair value	348	13
Gains less losses from financial investments	69	1,284
Dividend income	545	328
Net earned insurance premiums	22,882	19,032
Other operating income	6,188	4,046

Total operating income	96,492	80,859

Net insurance claims incurred and movement in policyholders' liabilities	(23,036)	(18,032)

Net operating income before loan impairment charges
and other credit risk provisions	73,456	62,827

Loan impairment charges and other credit risk provisions	(988)	(1,954)

Net operating income	72,468	60,873

Employee compensation and benefits	(18,970)	(15,496)
General and administrative expenses	(11,335)	(9,794)
Depreciation of property, plant and equipment	(1,884)	(1,620)
Amortisation and impairment of intangible assets	(996)	(714)

Total operating expenses	(33,185)	(27,624)

Operating profit	39,283	33,249

Share of profit in associates and joint ventures	6,951	5,326

Profit before tax	46,234	38,575

Tax expense	(8,897)	(7,207)

Profit for the period	37,337	31,368

Profit attributable to shareholders	34,292	28,675
Profit attributable to non-controlling interests	3,045	2,693

Consolidated Statement of Comprehensive Income
	Half-year ended 30 June 2011	Half-year ended 30 June 2010
	HK$m	HK$m

Profit for the period	37,337	31,368

Other comprehensive income

Available-for-sale investments:
- fair value changes taken to equity	(5,536)	1,992
- fair value changes transferred to the income statement on disposal	(75)	(1,168)
- fair value changes transferred to the income statement on hedged items
due to hedged risk	1	(1,043)
- income taxes	91	112

Cash flow hedges:
- fair value changes taken to equity	319	242
- fair value changes transferred to the income statement	(245)	(1,041)
- income taxes	(16)	136

Property revaluation:
- fair value changes taken to equity	6,451	2,358
- income taxes	(1,057)	(418)

Share of changes in equity of associates and joint ventures	(618)	(31)

Exchange differences	4,720	964

Actuarial losses on post-employment benefits:
- before income taxes	(1,025)	(784)
- income taxes	167	126

Other comprehensive income for the period, net of tax	3,177	1,445

Total comprehensive income for the period, net of tax	40,514	32,813

Total comprehensive income for the period attributable to:
- shareholders	36,959	29,461
- non-controlling interests	3,555	3,352

	40,514	32,813

Consolidated Statement of Financial Position
	At 30 June 2011	At 31 December 2010
	HK$m	HK$m

ASSETS
Cash and short-term funds	952,611	807,985
Items in the course of collection from other banks	76,620	16,878
Placings with banks maturing after one month	163,473	149,557
Certificates of deposit	86,637	73,247
Hong Kong Government certificates of indebtedness	153,664	148,134
Trading assets	363,055	390,208
Financial assets designated at fair value	59,560	54,604
Derivatives	319,808	302,622
Advances to customers	2,124,187	1,891,060
Financial investments	783,718	826,662
Amounts due from Group companies	132,977	137,633
Interests in associates and joint ventures	82,812	75,568
Goodwill and intangible assets	33,347	29,690
Property, plant and equipment	78,482	72,347
Deferred tax assets	2,346	2,515
Retirement benefit assets	266	301
Other assets	83,496	60,907

Total assets	5,497,059	5,039,918

LIABILITIES
Hong Kong currency notes in circulation	153,664	148,134
Items in the course of transmission to other banks	94,660	26,495
Deposits by banks	241,316	167,827
Customer accounts	3,450,677	3,313,244
Trading liabilities	212,556	151,534
Financial liabilities designated at fair value	40,301	40,327
Derivatives	325,494	309,838
Debt securities in issue	75,399	59,283
Retirement benefit liabilities	5,863	4,713
Amounts due to Group companies	114,868	83,128
Other liabilities and provisions	75,371	70,946
Liabilities under insurance contracts issued	197,379	177,970
Current tax liabilities	7,912	4,419
Deferred tax liabilities	13,534	11,913
Subordinated liabilities	19,853	21,254
Preference shares	101,578	101,458

Total liabilities	5,130,425	4,692,483

EQUITY
Share capital	22,494	22,494
Other reserves	128,429	124,382
Retained profits	180,037	161,254
Proposed dividend	7,000	12,000

Total shareholders' equity	337,960	320,130
Non-controlling interests	28,674	27,305

Total equity	366,634	347,435

Total equity and liabilities	5,497,059	5,039,918

Consolidated Statement of Changes in Equity
	Half-year ended 30 June 2011	Half-year ended 31 December 2010	Half-year ended 30 June 2010
	HK$m	HK$m	HK$m

Share capital
At beginning and end of period	22,494	22,494	22,494

Retained profits and proposed dividend
At beginning of period	173,254	160,818	148,105
Dividends paid	(19,000)	(12,000)	(14,850)
Movement in respect of share-based payment arrangements	86	7	152
Changes in ownership interests in subsidiaries	-	(88)	-
Other movements	(2)	8	2
Transfers	(823)	(4,296)	(617)
Total comprehensive income for the period	33,522	28,805	28,026

	187,037	173,254	160,818

Other reserves
Property revaluation reserve
At beginning of period	29,980	24,455	22,983
Other movements	(24)	-	1
Transfers	(382)	(308)	(301)
Total comprehensive income for the period	4,915	5,833	1,772

	34,489	29,980	24,455

Available-for-sale investment reserve
At beginning of period	57,553	42,908	43,385
Other movements	(2)	3	1
Transfers	-	-	(4)
Total comprehensive (expense)/income for the period	(6,008)	14,642	(474)

	51,543	57,553	42,908

Cash flow hedging reserve
At beginning of period	106	229	848
Total comprehensive income/(expense) for the period	58	(123)	(619)

	164	106	229

Foreign exchange reserve
At beginning of period	15,789	7,893	6,998
Total comprehensive income for the period	4,565	7,896	895

	20,354	15,789	7,893

Other reserves
At beginning of period	20,954	16,323	15,389
Movement in respect of share-based payment arrangements	17	67	152
Transfers	1,205	4,604	922
Other movements	(204)	1	(1)
Total comprehensive expense for the period	(93)	(41)	(139)

	21,879	20,954	16,323

	Half-year ended 30 June 2011	Half-year ended 31 December 2010	Half-year ended 30 June 2010
	HK$m	HK$m	HK$m

Total shareholders equity
At beginning of period	320,130	275,120	260,202
Dividends paid	(19,000)	(12,000)	(14,850)
Movement in respect of share-based payment arrangements	103	74	304
Changes in ownership interest in subsidiaries	-	(88)	-
Other movements	(232)	12	3
Total comprehensive income for the period	36,959	57,012	29,461

	337,960	320,130	275,120

Non-controlling interests
At beginning of period	27,305	27,674	26,425
Dividends paid	(2,171)	(1,707)	(2,192)
Movement in respect of share-based payment arrangements	10	20	16
Changes in non-controlling interests on deconsolidation	-	(1,708)	-
Other movements	(25)	(104)	73
Total comprehensive income for the period	3,555	3,130	3,352

	28,674	27,305	27,674

Total equity
At beginning of period	347,435	302,794	286,627
Dividends paid	(21,171)	(13,707)	(17,042)
Movement in respect of share-based payment arrangements	113	94	320
Changes in ownership interest in subsidiaries	-	(88)	-
Changes in non-controlling interests on deconsolidation	-	(1,708)	-
Other movements	(257)	(92)	76
Total comprehensive income for the period	40,514	60,142	32,813

	366,634	347,435	302,794

Consolidated Cash Flow Statement
	Half-year ended 30 June 2011	Half-year ended 30 June 2010
	HK$m	HK$m

Operating activities

Cash generated from/(used in) operations	73,073	(87,338)
Interest received on financial investments	6,471	6,759
Dividends received on financial investments	189	74
Dividends received from associates	510	1,500
Taxation paid	(4,817)	(4,560)

Net cash inflow /(outflow) from operating activities	75,426	(83,565)

Investing activities

Purchase of financial investments	(282,998)	(251,793)
Proceeds from sale or redemption of financial investments	322,280	307,806
Purchase of property, plant and equipment	(961)	(749)
Proceeds from sale of property, plant and equipment and assets held for sale	35	52
Purchase of other intangible assets	(815)	(629)
Net cash outflow in respect of the acquisition of and increased shareholding in subsidiaries	(143)	(105)
Net cash inflow in respect of the sale of a subsidiary	1	-
Net cash outflow in respect of the purchase of interests in associates and joint ventures	(218)	(3,452)
Net cash inflow in respect of the sale of interest in an associate	8	95
Net cash inflow from the sale of loan portfolios	4,670	-

Net cash inflow from investing activities	41,859	51,225

Net cash inflow/(outflow) before financing	117,285	(32,340)

Financing

Change in non-controlling interests	-	60
Repayment of subordinated liabilities	(1,650)	(1,580)
Ordinary dividends paid	(19,000)	(14,850)
Dividends paid to non-controlling interests	(2,171)	(2,192)
Interest paid on preference shares	(1,355)	(1,850)
Interest paid on subordinated liabilities	(409)	(277)

Net cash outflow from financing	(24,585)	(20,689)

Increase/(decrease) in cash and cash equivalents	92,700	(53,029)

Additional Information

1. Net interest income

	Half-year ended 30 June 2011	Half-year ended 30 June 2010
	HK$m	HK$m

Net interest income	35,715	29,309
Average interest-earning assets	3,877,827	3,259,261
Net interest spread	1.76%	1.74%
Net interest margin	1.86%	1.81%

Net interest income increased as a result of loan growth across the region and widening deposit spreads in certain countries, notably mainland China, India and Malaysia, offset by asset spread compression.

Average interest-earning assets increased by HK$618,566m or 19.0% compared to the half-year ended 30 June 2010. Average customer lending increased 40.1% with notable growth in trade-related lending in CMB and GB&M. Financial investments decreased with redeployment to customer lending as the business environment remained buoyant.

Net interest margin increased by five basis points to 1.86% compared to the first half of 2010, as more of the commercial surplus was deployed to customer lending and deposit spreads improved in parts of Rest of Asia-Pacific, offset by asset spread compression. Net interest spread increased by two basis points to 1.76%, whilst the contribution from net free funds increased by three basis points to 10 basis points.

In Hong Kong, the bank recorded a small decrease in net interest margin of three basis points to 1.32%. Average interest-earning assets increased by 12.9% compared to the first half of 2010. Asset spreads on customer advances, in particular HIBOR-linked mortgages and trade-related lending, continued to be constrained. This was largely offset by customer advances increasing as a proportion of the balance sheet compared to lower yielding financial investments.

At Hang Seng Bank, the net interest margin decreased by two basis points to 1.91% while the net interest spread decreased by five basis points to 1.84%. Net interest margin decreased due to narrowing deposit spreads as well as lower asset spreads, particularly on HIBOR mortgages in a competitive environment. Volume growth in corporate and trade lending helped to support net interest income.

In the Rest of Asia-Pacific, the net interest margin was 2.19%, 10 basis points higher than the first half of 2010, as interest rates rose in a number of countries across the region and deposit spreads improved. Notable growth in the loan book was recorded in mainland China, Singapore, Australia and Malaysia.

2. Net fee income

	Half-year ended 30 June 2011	Half-year ended 30 June 2010
	HK$m	HK$m

Account services	1,241	1,149
Credit facilities	1,423	1,350
Import/export	2,412	1,941
Remittances	1,372	1,149
Securities/stockbroking	4,380	4,048
Cards	3,219	2,901
Insurance	365	313
Unit trusts	2,237	1,432
Funds under management	2,357	2,186
Underwriting	609	351
Other	3,652	2,785

Fee income	23,267	19,605
Fee expense	(3,328)	(2,912)

	19,939	16,693

Net fee income increased by HK$3,246m, or 19.4%, compared to the first half of 2010.

Fees from unit trusts rose by 56.2%, with notable increases in Hong Kong and Taiwan. The increase was driven by ongoing marketing campaigns and the growth in sales capacity in our wealth management business. Securities and stockbroking fees were up 8.2% due to increased brokerage transactions and improved market turnover in Hong Kong in 2011.

Fees from import/export and remittances increased by 24.3% and 19.4%, respectively, on the back of growing trade activities, notably in Hong Kong, Bangladesh, mainland China, Singapore and Vietnam.

Fee income from cards was up 11.0%, driven by higher transaction fees in Hong Kong from increased retail spending and, in Australia, through continued growth in co-branded credit cards.

Underwriting fee income increased by 73.5%, comprising higher fees generated from a number of large equity-underwriting participations in Hong Kong.

3. Gains less losses from financial investments

	Half-year ended 30 June 2011	Half-year ended 30 June 2010
	HK$m	HK$m

Gains on disposal of available-for-sale securities	192	1,312
Impairment of available-for-sale equity investments	(123)	(28)

	69	1,284

Gains on disposal of available-for-sale securities decreased by HK$1,120m. This was mainly attributable to lower gains recognised on disposals of debt securities in Hong Kong, along with the non-recurrence of the gain on reclassification of Bao Viet Holdings to an associate following the purchase of additional shares in 2010.

4. Other operating income

	Half-year ended 30 June 2011	Half-year ended 30 June 2010
	HK$m	HK$m

Movement in present value of in-force insurance business	3,485	1,845
Gains on investment properties	427	153
Rental income from investment properties	92	155
(Loss)/ gains on disposal of property, plant and equipment, and assets held for sale	(23)	2
Other	2,207	1,891

	6,188	4,046

The movement in present value of in-force insurance business rose substantially, by HK$1,640m or 88.9%, due to a refinement of the calculation of the PVIF asset, described more fully in note 5, along with strong sales of life insurance products in Hong Kong during the first half of 2011.

Gains on investment properties increased in comparison to the first half of 2010 reflecting the favourable property market conditions in Hong Kong.

The increase in 'Other' largely comprises higher recoveries of IT and other operating costs from shared services activities incurred on behalf of fellow group companies.

5. Insurance income

Included in the consolidated income statement are the following revenues earned by the insurance business:

	Half-year ended 30 June 2011	Half-year ended 30 June 2010
	HK$m	HK$m

Net interest income	3,237	2,748
Net fee income	454	545
Net trading loss	(164)	(9)
Net income/(loss) from financial instruments designated at fair value	366	(301)
Gains less losses from financial investments	(1)	385
Net earned insurance premiums	22,882	19,032
Movement in present value of in-force business	3,485	1,845
Other operating income	180	27

	30,439	24,272
Net insurance claims incurred and movement in policyholders' liabilities	(23,036)	(18,032)

Net operating income	7,403	6,240

Net interest income increased by 17.8% as funds under management grew, reflecting net inflows from new and renewal insurance business.

Net income from financial instruments designated at fair value was HK$366m in 2011 compared to a loss of HK$301m in 2010, mainly reflecting revaluation gains on equities supporting unit-linked insurance contract liabilities, and to a lesser extent non-linked insurance contract liabilities, corresponding with an improved relative performance in key equity markets in 2011 compared with the first half of 2010. To the extent that gains and losses on revaluation are attributed to policyholders, there is an offsetting movement reported under 'Net insurance claims incurred and movement in policyholders' liabilities'.

Gains less losses from financial investments included the accounting gain of HK$386m in 2010 from the reclassification of Bao Viet Holdings to an associate following the purchase of additional shares.

Net earned insurance premiums rose by 20.2%, mainly from higher sales of deferred annuity and unit-linked products and higher renewal premiums on existing business.

The movement in present value of in-force business increased by 88.9%, driven by higher sales in 2011 compared with the first half of 2010 and a refinement of the calculation of the PVIF asset during the period. The revised PVIF approach explicitly rather than implicitly allows for non-economic risks and the cost of options and guarantees. Discount rates have been reduced as a result of this change. This refinement led to an increase of HK$1,133m which is included in 'Movement in present value of in-force business'.

6. Loan impairment charges and other credit risk provisions

	Half-year ended 30 June 2011	Half-year ended 30 June 2010
	HK$m	HK$m

Net charge for impairment of customer advances
- Individually assessed impairment allowances:
New allowances	786	1,342
Releases	(651)	(625)
Recoveries	(181)	(117)

	(46)	600

- Net charge for collectively assessed impairment allowances	1,047	1,355

Net charge/(release) for other credit risk provisions	(13)	(1)

Net charge for loan impairment and other credit risk provisions	988	1,954

The net charge for loan impairment and other credit risk provisions decreased by HK$966m, or 49.4%, compared to the first half of 2010.

The net charge for individually assessed allowances decreased by HK$646m as a number of large specific impairment charges recorded in the first half of 2010 did not recur, principally for customers in Hong Kong and India.

The net charge for collectively assessed impairment allowances fell by HK$308m, mainly driven by a managed reduction in cards and unsecured lending portfolios in India. The decline was partly offset by higher charges against corporate portfolios consistent with on-going loan growth, notably in Hong Kong, mainland China and Singapore.

There were no impairment losses or provisions against held-to-maturity investments.

7. Employee compensation and benefits

	At 30 June 2011	At 30 June 2010
	HK$m	HK$m

Wages and salaries	17,536	14,330
Social security costs	454	352
Retirement benefit costs	980	814

	18,970	15,496

Staff numbers by region - full-time equivalent

Hong Kong	28,835	26,936
Rest of Asia-Pacific	44,695	43,468

Total	73,530	70,404

Total employee compensation and benefits increased HK$3,474m, or 22.4%.Wages and salaries rose by HK$3,206m due to wage inflation in a competitive market, the annual salary increment and strong performances in various businesses. Staff costs also rose due to an acceleration in the expense recognition for deferred bonus awards.

Higher headcount in 2011 generally reflected increasing business volumes, additional product capabilities and operational demands across the region. The increases were most significant in Hong Kong, mainland China, Australia, Singapore, Vietnam and Taiwan.

8. General and administrative expenses

	Half-year ended 30 June 2011	Half-year ended 30 June 2010
	HK$m	HK$m

Premises and equipment
- Rental expenses	1,507	1,459
- Amortisation of prepaid operating lease payments	9	9
- Other premises and equipment	1,702	1,514

	3,218	2,982
Marketing and advertising expenses	1,789	1,604
Other administrative expenses	6,351	5,216
Litigation and other provisions	(23)	(8)

	11,335	9,794

General and administrative expenses rose by HK$1,541m, or 15.7%, compared to the first half of 2010.

Charges in respect of premises and equipment were HK$236m, or 7.9%, higher than 2010, predominantly in Hong Kong. The increase reflects both higher IT maintenance costs and higher property costs.

Marketing and advertising expenses rose by HK$185m, or 11.5%, reflecting increased promotional activity related to cards and wealth management, along with additional sponsorship campaigns.

Other administrative expenses increased by HK$1,135m, or 21.8%, with higher intercompany recharges on the back of growing transaction volumes and systems development. Meanwhile, increasing expenditure on recruitment, consultancy and travel was driven by increased business activity in 2011.

9. Tax expense

The tax expense in the consolidated income statement comprises:

	Half-year ended 30 June 2011	Half-year ended 30 June 2010
	HK$m	HK$m

Current income tax
- Hong Kong profits tax	3,363	3,050
- Overseas taxation	4,605	2,954
Deferred taxation	929	1,203

	8,897	7,207

The effective rate of tax for the first half of 2011 was 19.2%, compared with 18.7% for the first half of 2010.

10. Dividends

	Half-year ended 30 June 2011		Half-year ended 30 June 2010
	HK$		HK$
	per share	HK$m	per share	HK$m

Ordinary dividends paid
- fourth interim dividend in respect of the previous financial year approved and paid during the year	1.33	12,000	0.98	8,850
- first interim dividend paid	0.78	7,000	0.67	6,000

	2.11	19,000	1.65	14,850

The Directors have declared a second interim dividend in respect of the half-year ended 30 June 2011 of HK$7,000m (HK$0.78 per ordinary share).

11. Advances to customers

	At 30 June 2011	At 31 December 2010
	HK$m	HK$m

Gross advances to customers	2,135,765	1,904,054

Impairment allowances:
- Individually assessed	(7,063)	(8,259)
- Collectively assessed	(4,515)	(4,735)

	(11,578)	(12,994)

	2,124,187	1,891,060

Allowances as a percentage of gross advances to customers:
- Individually assessed	0.33%	0.43%
- Collectively assessed	0.21%	0.25%

Total allowances	0.54%	0.68%

12. Impairment allowances against advances to customers

	Individually assessed allowances	Collectively assessed allowances	Total
	HK$m	HK$m	HK$m

At 1 January 2011	8,259	4,735	12,994
Amounts written off	(1,320)	(1,983)	(3,303)
Recoveries of advances written off in previous years	181	803	984
Net charge to income statement	(46)	1,047	1,001
Unwinding of discount of loan impairment	(46)	(137)	(183)
Exchange and other adjustments	35	50	85

At 30 June 2011	7,063	4,515	11,578

13. Impaired advances to customers and allowances

The geographical information shown below, and in note 14, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.

		Rest of
	Hong Kong	Asia-Pacific	Total
	HK$m	HK$m	HK$m

At 30 June 2011

Advances to customers which are considered to be impaired are as follows:

Gross impaired advances	3,817	10,443	14,260

Individually assessed allowances	(2,238)	(4,825)	(7,063)

	1,579	5,618	7,197

Individually assessed allowances as a percentage of gross impaired advances	58.6%	46.2%	49.5%

Gross impaired advances as a percentage of gross advances to customers	0.3%	1.1%	0.7%

At 31 December 2010

Advances to customers which are considered to be impaired are as follows:

Gross impaired advances	4,987	11,294	16,281

Individually assessed allowances	(2,615)	(5,644)	(8,259)

	2,372	5,650	8,022

Individually assessed allowances as a percentage of gross impaired advances	52.4%	50.0%	50.7%

Gross impaired advances as a percentage of gross advances to customers	0.5%	1.3%	0.9%

Impaired advances to customers are those for which objective evidence exists that full repayment of principal or interest is considered unlikely.

Individually assessed allowances are made after taking into account the value of collateral held in respect of such advances.

14. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiaries, for risk management purposes.

		Rest of
	Hong Kong	Asia-Pacific	Total
At 30 June 2011	HK$m	HK$m	HK$m

Residential mortgages	324,233	248,847	573,080

Hong Kong Government's Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme mortgages	26,417	-	26,417

Credit card advances	35,725	35,712	71,437

Other personal	52,598	39,199	91,797

Total personal	438,973	323,758	762,731

Commercial, industrial and international trade	331,424	363,406	694,830

Commercial real estate	155,265	75,640	230,905

Other property-related lending	125,270	43,886	169,156

Government	25,306	3,347	28,653

Other commercial	95,352	104,439	199,791

Total corporate and commercial	732,617	590,718	1,323,335

Non-bank financial institutions	23,662	22,253	45,915

Settlement accounts	3,061	723	3,784

Total financial	26,723	22,976	49,699

Gross advances to customers	1,198,313	937,452	2,135,765

Individually assessed impairment allowances	(2,238)	(4,825)	(7,063)

Collectively assessed impairment allowances	(2,106)	(2,409)	(4,515)

Net advances to customers	1,193,969	930,218	2,124,187

	Hong Kong	Rest of Asia-Pacific	Total
At 31 December 2010	HK$m	HK$m	HK$m

Residential mortgages	299,271	221,558	520,829

Hong Kong Government's Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme mortgages	27,496	-	27,496

Credit card advances	37,351	34,287	71,638

Other personal	47,874	37,779	85,653

Total personal	411,992	293,624	705,616

Commercial, industrial and international trade	260,020	325,253	585,273

Commercial real estate	150,142	67,804	217,946

Other property-related lending	118,401	42,231	160,632

Government	18,185	3,223	21,408

Other commercial	78,676	93,569	172,245

Total corporate and commercial	625,424	532,080	1,157,504

Non-bank financial institutions	21,952	16,486	38,438

Settlement accounts	2,020	476	2,496

Total financial	23,972	16,962	40,934

Gross advances to customers	1,061,388	842,666	1,904,054

Individually assessed impairment allowances	(2,615)	(5,644)	(8,259)

Collectively assessed impairment allowances	(2,178)	(2,557)	(4,735)

Net advances to customers	1,056,595	834,465	1,891,060

Net advances in Hong Kong increased by HK$137.4bn, or 13.0%, during the first half of 2011. The increase was largely attributable to the growth in corporate and commercial lending (up HK$107.2bn), reflecting higher demand, in particular in international trade loans, due to strong economic conditions. Mortgage lending increased by HK$25.0bn as the property market remained active with interest rates remaining low.

In the Rest of Asia-Pacific, net advances to customers increased by HK$95.8bn, or 11.5%, of which the impact of foreign exchange translation was HK$25.7bn. The underlying increase was mainly from corporate and commercial lending (up HK$44.1bn). Residential mortgages increased by HK$18.4bn, with growth notably in Singapore, Australia, mainland China and Malaysia.

15. Customer accounts

	At 30 June 2011	At 31 December 2010
	HK$m	HK$m

Current accounts	704,753	643,850

Savings accounts	1,749,306	1,765,835

Other deposit accounts	996,618	903,559

	3,450,677	3,313,244

Customer accounts increased by HK$137.4bn, or 4.1%, during the first half of 2011.

In Hong Kong, customer accounts increased by HK$57.9bn or 2.7% and in the Rest of Asia-Pacific, customer accounts increased by HK$79.5bn or 6.9% compared to 31 December 2010.

The group's advances-to-deposits ratio increased to 61.6% at 30 June 2011, from 57.1% at 31 December 2010 as more of the commercial surplus was deployed to customer lending.

16. Fair value of financial instruments

The following table provides an analysis of the basis for the valuation of financial assets and financial liabilities measured at fair value in the consolidated financial statements:

		Valuation techniques
	Quoted market price Level 1	using observable inputs Level 2	with significant non- observable inputs Level 3	Third party total	Amounts with HSBC entities	Total
At 30 June 2011	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Assets

Trading assets	227,900	133,888	1,267	363,055	-	363,055

Financial assets designated at fair value	36,271	20,578	2,711	59,560	-	59,560

Derivatives	4,107	251,407	1,655	257,169	62,639	319,808

Available-for-sale investments	500,492	525,229	18,561	1,044,282	-	1,044,282

Liabilities

Trading liabilities	91,423	104,893	16,240	212,556	-	212,556

Financial liabilities designated at fair value	-	40,301	-	40,301	-	40,301

Derivatives	5,665	241,764	1,411	248,840	76,654	325,494

At 31 December 2010

Assets

Trading assets	263,579	124,594	2,035	390,208	-	390,208

Financial assets designated at fair value	38,300	13,867	2,437	54,604	-	54,604

Derivatives	2,533	236,479	1,372	240,384	62,238	302,622

Available-for-sale investments	494,178	534,623	22,155	1,050,956	-	1,050,956

Liabilities

Trading liabilities	56,846	80,174	14,514	151,534	-	151,534

Financial liabilities designated at fair value	-	40,327	-	40,327	-	40,327

Derivatives	2,617	234,996	1,612	239,225	70,613	309,838

During the first half of 2011, the amounts of financial assets transferred in and out of Level 3 in the fair value hierarchy were HK$569m and HKD$2,553m respectively (Second half 2010: HK$6,815m and HK$3,395m). The total amounts of financial liabilities transferred in and out of Level 3 were HK$1,882m and HK$3,484m respectively (Second half 2010: HK$823m and HK$2,936m). There were no significant transfers between Level 1 and Level 2 in the period.

17. Contingent liabilities and commitments

	At 30 June 2011	At 31 December 2010
	HK$m	HK$m

Contract amount:

Contingent liabilities	190,033	164,358
Commitments	1,488,208	1,371,114

	1,678,241	1,535,472

18. Accounting policies

The accounting policies and methods of computation adopted by the group for this news release are consistent with those described on pages 34 to 54 of the 2010 Annual Report and Accounts. A number of new and revised Hong Kong Financial Reporting Standards have become effective in 2011. None has a material impact on the group.

19. Comparative information

From 1 January 2011 the Asset Management Group, previously reported within GB&M, was combined with what was previously reported as Personal Financial Services (PFS) to form Retail Banking and Wealth Management ('RBWM'). Comparative information has been restated accordingly.

20. Additional information

Additional financial information, including the group's capital ratios, relating to the period ended 30 June 2011, prepared in accordance with the Banking (Disclosure) Rules made under section 60A of the Banking Ordinance, will be made available on our website: www.hsbc.com.hk . A further press release will be issued to announce the availability of this information.
21. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2010 which have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 28 February 2011. The Annual Report and Accounts for the year ended 31 December 2010, which include the statutory accounts, can be obtained on request from Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com.hk .

22.Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

23. Statement of compliance

The information in this news release for the half-year ended 30 June 2011 complies with Hong Kong Accounting Standard 34, Interim Financial Reporting.

Media enquiries to:    Cindy Tang - Telephone no: + 852 2822 1268
                                       Ruth Naderer - Telephone no: + 852 2822 4947
                                       Gareth Hewett - Telephone no: + 852 2822 4929

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 1 August, 2011